September 12, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam Ms. Kimberly Calder Mr. John Hodgin Mr. Craig Arakawa

Re:	EOG Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 - Filed February 24, 2022

File No. 001-09743

Ladies and Gentlemen:

On behalf of EOG Resources, Inc. (the “Company”) and as a follow-up to the Company’s discussion today with Ms. Joanna Lam of the staff (the “Staff”) of the United States Securities and Exchange Commission regarding the letter from the Staff to the Company, dated September 2, 2022 and with respect to the above-referenced filing of the Company, I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before September 30, 2022.

If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ Timothy K. Driggers Timothy K. Driggers
Executive Vice President and Chief Financial Officer

cc:	Mr. Michael P. Donaldson

Ms. Ann D. Janssen

Mr. Gary Y. Peng